August 21, 2025

Danny Y. Yu
Senior Vice President and Chief Financial Officer
PLDT Inc.
Ramon Cojuangco Building
Makati Avenue
Makati City, Philippines

       Re: PLDT Inc.
           Form 20-F for the Fiscal Year Ended December 31, 2024
           File No. 001-03006
Dear Danny Y. Yu:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology